Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Anuja A. Majmudar

Re:	Oxus Acquisition Corp.
Draft Registration Statement on Form S-1 Submitted April 2, 2021
CIK No. 0001852973

Dear Ms. Majmudar:

On behalf of Oxus Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the Company’s initial public registration statement on Form S-1 (the “Registration Statement”). The Registration Statement includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Kanat Mynzhanov of the Company, dated April 29, 2021 (the “Comment Letter”) relating to the above-referenced draft registration statement confidentially submitted to the Commission on April 2, 2021. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

Draft Registration Statement on Form S-1

Prospectus Summary

Potential Conflicts, page 9

1. We note your disclosure on page 120 that pursuant to a Business Combination Marketing Agreement, you will pay EarlyBirdCapital and Sova Capital a cash fee for assistance in connection with your initial business combination.  Please revise your disclosure in your Prospectus Summary to include the fee and potential conflicts of interest relating to the arrangement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement to reference the fee and potential conflicts of interest relating to the arrangement.

July 26, 2021

Prospectus Summary

Dilution, page 54

2. We note from page F-13 that you will pay Early BirdCapital and Sova Capital a cash fee of $9 million (or $10.35 million if the underwriters’ over-allotment is exercised in full) upon the consummation of a Business Combination.  Please tell us why you have not included these deferred fees in (1) the adjusted column of summary financial data on page 26, (2) your calculation of pro forma net tangible book value per share on page 55 and (3) the as adjusted column of your capitalization on page 56.  We also note that you do not disclose that these deferred fees will be paid from the amounts held in the trust account upon completion of the initial business combination in the footnotes to the table of your use of proceeds. Please advise or revise your disclosures accordingly.

Response: The Company respectfully advises the Staff that, pursuant to a business combination marketing agreement, the Company will engage EarlyBirdCapital and Sova Capital as advisors in connection with its business combination to assist it in holding meetings with its shareholders to discuss the potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing its securities in connection with the initial business combination, assist the Company in obtaining shareholder approval for the business combination and assist the Company with its press releases and public filings in connection with the business combination. The Company will pay EarlyBirdCapital and Sova Capital a cash fee for such services upon the consummation of the initial business combination in an amount equal to 3.0% of the gross proceeds of the initial public offering (exclusive of any applicable finders’ fees which might become payable). The cash payment to be made to EarlyBirdCapital and Sova Capital pursuant to the business combination marketing agreement will be a payment for the services to be provided and is not a deferred underwriting commission. Therefore, it is not treated as liability for accounting purposes, and is not reflected in the as adjusted column of the summary financial data, calculation of pro forma net tangible book value per share or as adjusted column of the capitalization table. The Company further notes that the fee is not required to be paid from the amounts held in the trust account and may be paid from other sources, including proceeds from a potential PIPE offering.

Management, page 81

3. Please revise your disclosure to more specifically describe the business experience of Kenges Rakishev and Askar Mametov during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement to more specifically describe the business experience of Messrs. Rakishev and Mametov.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon